Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

	Note	(unaudited) June 30 2010	December 31 2009

Assets		$	$
Current assets
Cash and cash equivalents		103,454	191,374
Gold bullion (market value $124,399; December 31, 2009: $108,749)	4	40,408	40,408
Receivables and other		77,461	83,082
Inventories	5	165,812	162,033
		387,135	476,897
Other long-term assets		127,000	136,122
Working interests		166,414	173,278
Royalty interests		27,042	28,688
Mining assets		1,068,378	1,053,348
Exploration and development		953,871	786,079
Goodwill		330,735	334,004
Other intangible assets		6,852	8,373
		3,067,427	2,996,789

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		158,519	175,320
Dividends payable		-	24,507
Current portion of long-term liabilities		13,450	12,257
		171,969	212,084
Long-term liabilities
Future income and mining tax liability		219,361	237,379
Asset retirement obligations		98,245	97,337
Other long-term liabilities		15,655	10,216
		333,261	344,932
Non-controlling interests		24,472	23,112
Shareholders’ equity
Common shares	7	2,245,018	2,203,269
Contributed surplus		36,919	36,693
Warrants		148	148
Retained earnings		208,444	113,887
Accumulated other comprehensive income	8	47,196	62,664
		2,537,725	2,416,661
		3,067,427	2,996,789

Commitment and Contingencies (note 12)

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

CONSOLIDATED STATEMENTS OF EARNINGS

 (Unaudited; Expressed in thousands of US dollars, except per share amounts)

		Second quarter ended June 30		Six months ended June 30
	Note	2010	2009	2010	2009
		$	$	$	$
Revenues		213,994	225,243	454,050	413,859
Expenses:
Mining costs, excluding depreciation, depletion and amortization		109,476	108,464	225,899	197,714
Depreciation, depletion and amortization		28,157	38,997	61,093	71,054
		137,633	147,461	286,992	268,768
		76,361	77,782	167,058	145,091
Earnings from working interests		13,203	8,924	23,616	14,865
		89,564	86,706	190,674	159,956
Other:
Corporate administration		12,361	15,335	22,808	26,208
Exploration and development		11,485	10,665	19,890	17,252
Impairment charge		-	9,255	-	9,255
Net interest expense	10	1,344	182	1,592	538
Foreign exchange gain		(4,151)	(21,566)	(4,780)	(13,353)
Derivative loss (gain)	11	13,274	(8,033)	13,070	(4,858)
Gain on sale of gold bullion		-	-	-	(36,628)
Other net expense (income)		(2,729)	399	(10,201)	2,724
		31,584	6,237	42,379	1,138
Non-controlling interests		1,966	2,299	4,321	3,809
		33,550	8,536	46,700	4,947
Earnings before income and mining taxes		56,014	78,170	143,974	155,009
Income and mining taxes:
Current taxes		32,739	20,893	60,669	41,007
Future taxes		(12,438)	13,154	(11,252)	17,376
		20,301	34,047	49,417	58,383
Net earnings		35,713	44,123	94,557	96,626
Weighted average number of common shares outstanding (in thousands)	7(j)
Basic		371,241	365,779	370,331	338,093
Diluted		373,648	367,058	372,611	339,186
Basic net earnings per share		0.10	0.12	0.26	0.29
Diluted net earnings per share		0.10	0.12	0.25	0.28

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

  (Unaudited; Expressed in thousands of US dollars)

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
COMPREHENSIVE INCOME	$	$	$	$
Net earnings	35,713	44,123	94,557	96,626

Other comprehensive income, net of tax:

Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign denominated operations	(31,221)	44,171	(11,438)	26,603

Change in unrealized gain on available-for-sale financial assets
Unrealized gain	2,202	5,790	1,327	6,563
Income tax impact	(311)	(867)	232	(1,132)
	1,891	4,923	1,559	5,431

Reversal of unrealized loss/gain following the disposal of available-for-sale financial assets
Unrealized loss (gain)	(625)	48	(6,472)	48
Income tax impact	84	(8)	883	(8)
	(541)	40	(5,589)	40
Total other comprehensive income (loss), net of tax	(29,871)	49,134	(15,468)	32,074
Comprehensive income	5,842	93,257	79,089	128,700

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

  (Unaudited; Expressed in thousands of US dollars)

Six months ended June 30	Note	2010	2009
COMMON SHARES		$	$
Balance, beginning of year		2,203,269	1,655,755
Issuance of shares, net of issue costs		41,749	528,266
Balance, end of period	7(b)	2,245,018	2,184,021
CONTRIBUTED SURPLUS
Balance, beginning of year		36,693	39,242
Options issued on acquisition of Orezone		-	684
Exercise of options		(4,161)	(3,961)
Share bonus plan		(545)	(809)
Share purchase plan	7(h)	429	-
Stock-based compensation	7(i)	4,503	3,068
Balance, end of period		36,919	38,224
WARRANTS
Balance, beginning of year		148	-
Warrants issued on acquisition of Orezone		-	148
Balance, end of period		148	148
RETAINED EARNINGS
Balance, beginning of year		113,887	21,897
Net earnings		94,557	96,626
Balance, end of period		208,444	118,523
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year		62,664	(61,228)
Other comprehensive income (loss) of the period		(15,468)	32,074
Balance, end of period	8	47,196	(29,154)
TOTAL SHAREHOLDERS’ EQUITY		2,537,725	2,311,762

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  (Unaudited; Expressed in thousands of US dollars)

		Second quarter ended June 30		Six months ended June 30
	Note	2010	2009	2010	2009
		$	$	$	$
Operating activities:
Net earnings		35,713	44,123	94,557	96,626
Disbursement to asset retirement obligations		(449)	(257)	(915)	(2,113)
Settlement of derivatives		529	-	(2,733)	(3,617)
Items not affecting cash:
Earnings from working interests, net of dividends received		1,917	(8,924)	(8,496)	(14,865)
Depreciation, depletion and amortization		28,157	38,997	61,093	71,054
Impairment charge		-	9,255	-	9,255
Amortization of forward sales liability		-	(4,859)	-	(9,532)
Future income and mining taxes		(12,438)	13,154	(11,252)	17,376
Stock-based compensation	7(i)	2,223	1,664	4,503	3,068
Unrealized derivative loss (gain)	11	10,952	(5,963)	10,771	(2,788)
Gain on sale of gold bullion		-	-	-	(36,628)
Gain on sale of marketable securities		(914)	-	(8,941)	-
Asset retirement obligations adjustments		1,510	1,194	3,013	2,583
Non-controlling interests		1,966	2,299	4,321	3,809
Foreign exchange loss (gain)		261	(21,562)	393	(14,056)
Other		(5,450)	(181)	(6,011)	278
Change in non-cash working capital		(12,625)	(30,080)	(11,407)	(20,286)
		51,352	38,860	128,896	100,164
Investing activities:
Acquisitions		-	(30)	-	(3,301)
Investments		-	(10,939)	-	(10,939)
Loan repayments from working interests		15,361	6,645	15,361	-
Restricted cash		-	-	-	5,311
Mining assets		(47,611)	(32,672)	(74,538)	(52,324)
Exploration and development		(89,680)	(111,458)	(176,354)	(151,531)
Long-term ore stockpiles		(2,884)	(2,456)	(6,113)	(5,219)
Net proceeds (acquisitions) of other assets		2,320	(1,370)	14,810	(1,346)
Proceeds from sale of gold bullion		-	-	-	66,411
		(122,494)	(152,280)	(226,834)	(152,938)
Financing activities:
Proceeds from credit facility		30,000	12,000	30,000	72,000
Repayment of long-term liabilities and credit facility		(30,000)	(12,000)	(30,000)	(126,021)
Financing costs		37	-	(2,365)	-
Issue of common shares, net of issue costs		7,713	21,572	39,872	293,873
Gain on share purchase plan		429	-	429	-
Amounts paid to minority interests		(3,018)	-	(3,018)	-
Dividends paid		-	-	(24,507)	(17,740)
		5,161	21,572	10,411	222,112
Impact of foreign exchange on cash and cash equivalents		(261)	21,562	(393)	14,056
Net increase (decrease) in cash and cash equivalents		(66,242)	(70,286)	(87,920)	183,394
Cash and cash equivalents, beginning of period		169,696	371,669	191,374	117,989
Cash and cash equivalents, end of period		103,454	301,383	103,454	301,383
Interest paid		1,060	361	1,263	837
Income and mining taxes paid		37,700	24,034	61,100	19,052

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited; Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

IAMGOLD Corporation (“IAMGOLD” or the “Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2009, except for the changes in accounting policies mentioned in note 2 below. The unaudited consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2009. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

Certain 2009 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2010.

2.	CHANGES IN ACCOUNTING POLICIES

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment was effective for the Company in 2010 and did not have an impact on the Company’s consolidated financial statements.

3.	FUTURE ACCOUNTING POLICIES

(a)	Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and Amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests, and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier concurrent adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace Section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

Amendments to Section 3251 apply to entities that have adopted Section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

(b)	Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011. The Company is in the process of evaluating the requirements of this new standard.

(c)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

4.	GOLD BULLION

		June 30 2010	December 31 2009
Ounces held	(oz)	99,999	99,999
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $000s)	40,408	40,408
End of period spot price for gold	($/oz)	1,244	1,088
End of period market value	(in $000s)	124,399	108,749

5.	INVENTORIES

	June 30 2010	December 31 2009
	$	$
Gold production inventory	33,929	43,548
Niobium production inventory	9,363	7,436
Concentrate inventory	694	703
Ore stockpiles – current	23,111	26,408
Mine supplies	98,715	83,938
	165,812	162,033

At June 30, 2010, the Company also had long-term ore stockpiles totaling $78,572,000 included in other long-term assets (December 31, 2009 – $70,370,000). The amount of inventories recognized as an expense during the period is included in mining costs in the consolidated statement of earnings. The cost of inventory that was charged to expense represents all mining costs and amortization of mining assets. During the second quarter of 2010 and the first six months of 2010, and in 2009, there was no write-down of inventories recognized as an expense.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

6.	FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	June 30, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	103,454	103,454	191,374	191,374
Receivables included in receivables and other	53,533	53,533	62,229	62,229
Derivatives – Currency contracts	-	-	142	142
Derivatives – Heating oil option and swap contracts	300	300	2,723	2,723
Derivatives – Aluminum option contracts	-	-	186	186
Marketable securities	36,378	36,378	46,407	46,407
Warrants held as investments	1,878	1,878	1,382	1,382

Financial Liabilities
Accounts payable and accrued liabilities	(158,519)	(158,519)	(175,320)	(175,320)
Derivatives – Gold option contracts	(7,419)	(7,419)	-	-
Derivatives – Currency contracts	(1,930)	(1,930)	-	-

(1)

The related interest income totaled $43,000 in the second quarter of 2010 compared to $254,000 in the second quarter of 2009 ($105,000 in the first half of 2010 compared to $374,000 in the first half of 2009).

Risks

The Company is subject to various financial instrument risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As at June 30, 2010, the Company’s cash and cash equivalents, and gold bullion position valued at the quarter-end gold market price, was $227,853,000 (December 31, 2009 – $300,123,000). Additional information on capital is disclosed in note 9.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk is associated with cash and cash equivalents, receivables and derivatives. The Company holds cash and cash equivalents in credit worthy financial institutions and does not hold any asset-backed commercial paper. The credit risk related to the Company’s receivables and derivative instruments is considered minimal.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Market risk comprises three types of risk:

•	Share, gold and commodity market price risk,

•	Currency risk, and

•	Interest rate risk.

Marketable securities and Warrants held as investments, and market price risk

In the second quarter of 2010, an unrealized gain related to change in the quoted share market value of marketable securities classified as available-for-sale of $2,202,000 was recorded in other comprehensive income compared to $5,790,000 in the second quarter of 2009 (unrealized gain of $1,327,000 during the first half of 2010 compared to $6,563,000 in the first half of 2009). The Company sold some of its marketable securities during the second quarter of 2010. A gain of $625,000 initially included in other comprehensive income was transferred to the statement of earnings ($6,472,000 during the first half of 2010). At the end of June 2010, the Company reviewed the value of marketable securities for impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required as in the first half of 2009.

An unrealized loss of $508,000 related to the change in the fair value of warrants held as investments classified as held-for-trading was recorded in the second quarter of 2010 compared to a gain of $407,000 during the second quarter of 2009 (unrealized gain of $494,000 during the first half of 2010 compared to $398,000 in the first half of 2009).

At June 30, 2010, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted, respectively, in an unrealized net of tax gain/loss of $2,964,000 included in other comprehensive income, and $162,000 in net earnings.

Gold market price risk

The gold contracts are specific to the Mupane mine production and intended to support a positive operating cash flow from the operation. As of June 30, 2010, the options provided protection on 26,400 ounces of gold production for the remainder of 2010 at prices between $1,000 and $1,325 per ounce, 52,800 ounces in 2011 at prices between $1,000 and $1,400 per ounce, and 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. The total of these option contracts provides hedges for 88% of the expected production through 2013.

During the second quarter of 2010, option contracts for 12,000 ounces of gold expired without being exercised (15,200 ounces during the first half of 2010) and ounces of gold sold were delivered at spot price.

Fair value adjustments of $7,419,000 were recognized during the quarter and recorded as an unrealized derivative loss.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

As at June 30, 2010, the valuation of the remaining gold option contracts was based on a gold price of $1,244 per ounce, and following the assumption of an increase or a decrease of $100 per ounce, would have been as follows:

	June 30, 2010 $1,244/oz	Increase of $100/oz at $1,344/oz	Decrease of $100/oz at $1,144/oz
	Fair value	Fair value	Fair value
	$	$	$
Gold option contracts	(7,419)	(15,164)	(300)

Currency exchange rate risk

During the second quarter of 2010, the Company entered into option contracts to hedge a portion of its exposure to the Canadian dollar for the remainder of 2010. The Company’s objective is to hedge its exposure to the Canadian dollar requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec mine. At June 30, 2010, the outstanding contracts to buy C$60,000,000 (equivalent of $56,850,000) represented hedging of 48% of the Company’s Canadian dollar requirement for the remainder of 2010. These option contracts all expire in 2010 and do not qualify for hedge accounting.

The Company has €uro requirements due to capital and operating expenditures related to the construction and operation of the Essakane mine site. At June 30, 2010, the outstanding contracts to buy €9,000,000 (equivalent of $12,600,000) represented hedging of 39% of Essakane’s €uro requirement for the remainder of 2010. These option contracts all expire in 2010 and do not qualify for hedge accounting.

Fair value	June 30 2010	December 31 2009
	$	$
Canadian dollar	(561)	-
€uro	(1,369)	290
Rand	-	(148)
Total	(1,930)	142

Fair value adjustments of $1,930,000, grouped within current portion of long-term liabilities on the consolidated balance sheet, were recognized and recorded as an unrealized derivative loss. In addition, in April 2010, one the Company’s subsidiary entered into a foreign exchange forward contract with its financial institution to mitigate the impact of the foreign exchange on the issuance premium to be paid in €uros in May 2010. The forward price agreed to was €1 for $1.3570 and on the day of maturity the exchange rate was €1 for $1.2201 resulting in a realized derivative loss of $2,396,000.

The fair value as at June 30, 2010, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the US dollar would have been as follows:

Fair value	June 30 2010	Increase of 10%	Decrease of 10%
	$	$	$
Canadian dollar	(561)	(6,602)	5,480
€uro	(1,369)	(2,467)	(270)
Total	(1,930)	(9,069)	5,210

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

Heating oil option contracts and fuel market price risk

In 2009, the Company entered into additional option contracts at a cost of $1,630,000, hedging 8,610,000 gallons or 36% of 2010 planned fuel requirements. These contracts all expire in 2010 and do not qualify for hedge accounting. During the second quarter of 2010, the Company entered into an additional swap at no cost for 3,360,000 gallons. At June 30, 2010, there were outstanding option and swap contracts on 6,720,000 gallons of heating oil or 50% of the remaining planned fuel consumption at the Rosebel, Mupane, Sadiola, Yatela and Essakane operations in 2010.

The fair value is included in receivables and other in the consolidated balance sheet. At June 30, 2010, the fair value of outstanding contracts was as follows:

Fair value	Number of gallons	June 30 2010	December 31 2009
		$	$
Heating oil options and swap contracts	6,720,000	300	2,723

As of June 30, 2010, the valuation of these contracts was based on a heating oil price of between $1.45 and $2.00 per gallon with a net premium of $0.19 per gallon. The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

Fair value	June 30 2010	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil options and swap contracts	300	1,516	(748)

Changes in fair values resulted in a derivative loss (gain) as follows:

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$
Unrealized loss (gain) on contracts expiring in 2009	-	(293)	-	565
Unrealized loss on contracts expiring in 2010	1,176	-	1,501	-
Realized gain	(38)	-	(18)	-
Total included in derivative loss (gain)	1,138	(293)	1,483	565

Aluminum option contracts and market price risk

The Company uses option contracts to hedge its aluminum exposure at the Niobec mine. These contracts did not qualify for hedge accounting and were all expired at the end of June 2010. Changes in fair values resulted in a derivative loss as follows:

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$
Unrealized loss on contracts expiring in 2010	109	-	186	-
Realized gain	(36)	-	(79)	-
Total included in derivative loss	73	-	107	-

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

7.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

(b)	Issued and outstanding common shares

	Second quarter ended June 30, 2010		Six months ended June 30, 2010
	Number of Shares	Amount $	Number of Shares	Amount $
Issued and outstanding, beginning of period	370,921,536	2,234,324	368,887,211	2,203,269
Flow-through shares(c)	-	(48)	1,575,000	25,529
Exercise of options(e )	864,136	10,439	1,296,961	15,675
Share bonus and deferred share plans(f ) (g)	38,211	303	64,711	545
Issued and outstanding, end of period	371,823,883	2,245,018	371,823,883	2,245,018

(c)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. In March 2010, the Company issued additional flow-through shares at C$20 per share with gross proceeds of C$31,500,000 to fund prescribed resource expenditures on the Westwood project.

As at June 30, 2010, the remaining unspent amount was $11,582,000 (C$12,321,000). At the end of June 2010, the Company had not filed with tax authorities the documents to renounce the tax credits associated with the 2010 expenditures. The Company plans to fulfill its commitments under the subscription agreement and satisfy the requirements under applicable Canadian federal income tax legislation later in 2010 or at the beginning of 2011.

The documents required to renounce the tax credits associated with the 2009 expenditures were filed by the Company in the first quarter of 2010, and the Company recorded a future tax liability and corresponding reduction of shareholders’ equity in the amount of $2,829,000 in the first quarter of 2010.

(d)	Warrants

On acquisition of Orezone Resources Inc. (“Orezone”) in the first quarter of 2009, 2,000,000 warrants were issued, exercisable for 160,000 shares of IAMGOLD, at a price of C$14.79 each, expiring on August 29, 2010, with a risk-free interest rate of 1.27% and dividend yield of 0.76%. These warrants have a carrying value of $148,000.

(e)	Share option plan

As at June 30, 2010, the total number of shares reserved for the grants of share options was 20,257,401. As of June 30, 2010, 8,786,140 shares remained in reserve. Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior (in 2006) and Orezone (in 2009) are excluded from this reserve number.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

Changes in the Company’s share option plan during 2010 are presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at June 30, 2010 and December 31, 2009 between the US dollar and Canadian dollar were 1.0638 and 1.0491 respectively.

	Second quarter ended June 30, 2010		Six months ended June 30, 2010
	Options	Weighted average exercise price (C$)	Options	Weighted average exercise price (C$)
Outstanding, beginning of period	5,994,847	10.50	5,413,233	9.75
Granted	33,000	16.25	1,081,689	13.89
Exercised	(864,136)	9.31	(1,296,961)	9.31
Forfeited	(43,066)	12.18	(77,316)	11.08
Outstanding, end of period	5,120,645	10.73	5,120,645	10.73
Exercisable, end of period			1,854,802	10.15

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions. The weighted average expected life of these options is between one and eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

2010
Risk free interest rate	2%
Volatility	60%
Dividend	1%
Weighted average expected life of options issued (years)	3.75
Weighted average grant-date fair value (C$ per share)	6.06

(f)	Share bonus plan

The Company has a share bonus plan for employees with a maximum allotment of 600,000 common shares. As of June 30, 2010, 339,554 shares remained in reserve.

	Second quarter ended June 30, 2010	Six months ended June 30, 2010
	Number	Number
Outstanding, beginning of period	15,000	37,500
Granted	4,000	8,000
Issued	(6,500)	(33,000)
Outstanding, end of period	12,500	12,500

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

(g)	Deferred share plan

The Company has a deferred share plan for employees with a maximum allotment of 500,000 common shares. As of June 30, 2010, 436,915 shares remained in reserve.

	Second quarter ended June 30, 2010	Six months ended June 30, 2010
	Number	Number
Outstanding, beginning of period	95,125	95,125
Issued	(31,708)	(31,708)
Outstanding, end of period	63,417	63,417

(h)	Share purchase plan

The Company has a share purchase plan whereby the Company matches 75% of the first 5% of salary of employee contribution towards the purchase of shares on the open market. No shares are issued from treasury under this plan. Some shares purchased on the market ended up not being distributed to employees because of termination or resignation by the distribution date. During the period, the Company sold back these shares into the market resulting in a gain of $429,000 accounted for in contributed surplus.

(i)	Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted.

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$
Share options	2,089	1,342	4,226	2,264
Share bonus plan	84	109	163	359
Deferred share plan	50	213	114	445
	2,223	1,664	4,503	3,068

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

(j)	Net earnings per share

Basic earnings per share computation

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$
Numerator:
Net earnings	35,713	44,123	94,557	96,626
Denominator:	Number	Number	Number	Number
Weighted average common shares outstanding	371,241,172	365,779,216	370,330,938	338,093,416
Basic net earnings per share	0.10	0.12	0.26	0.29

Diluted net earnings per share computation
	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$
Numerator:
Net earnings	35,713	44,123	94,557	96,626
Denominator:	Number	Number	Number	Number
Weighted average common shares outstanding	371,241,172	365,779,216	370,330,938	338,093,416
Dilutive effect of share options	2,288,314	1,278,998	2,156,994	1,092,490
Dilutive effect of share bonus plan and deferred share plan	93,265	-	106,374	-
Dilutive effect of warrants	25,178	-	16,261	-
Total average common shares outstanding	373,647,929	367,058,214	372,610,567	339,185,906
Diluted net earnings per share	0.10	0.12	0.25	0.28

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:
	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
	Number	Number	Number	Number
Share options	320,456	1,729,656	348,856	3,785,372
Warrants	-	160,000	-	160,000
	320,456	1,889,656	348,856	3,945,372

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income
	$	$	$	$
Balance as at December 31, 2009	47,481	17,952	(2,769)	62,664
Change in the first quarter of 2010	19,783	(6,722)	1,342	14,403
Balance as at March 31, 2010	67,264	11,230	(1,427)	77,067
Change in the second quarter of 2010	(31,221)	1,577	(227)	(29,871)
Balance as at June 30, 2010	36,043	12,807	(1,654)	47,196

9.	CAPITAL DISCLOSURES

The Company manages capital by looking at the following items:

	June 30 2010	December 31 2009
	$	$
Cash and cash equivalents	103,454	191,374
Credit facility	-	-
Common shares	2,245,018	2,203,269

There were no changes in the Company’s approach to capital management during the quarter.

The Company’s capital structure was modified during the first half of 2010 in support of the Company’s growth objectives. On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility. As at June 30, 2010, no funds have been drawn against this credit facility. In addition, on April 23, 2010, the Company entered into a $50,000,000 revolving facility for the issuance of letters of credit. As at June 30, 2010, $17,165,000 in letters of credit were outstanding to guarantee certain asset retirement obligations. The new credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Fees related to the letter of credit facility and standby fees also vary according to the senior debt ratio. This credit facility is guaranteed and secured by the Company’s major subsidiaries and by a pledge of IAMGOLD’s shares in these subsidiaries. The maturity date of this new credit facility is March 24, 2013 with a provision to extend maturity date for a period of one year. The Company has complied with its credit facility covenants.

In March 2010, the Company issued 1,575,000 flow-through shares at C$20 per share for gross proceeds of C$31,500,000 to fund prescribed resource expenditures on the Westwood project.

The Company has paid the 2009 annual dividend of $0.06 per share paid on January 12, 2010 totaling $22,133,000.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

10.	NET INTEREST EXPENSE

	Second quarter ended		Six months ended
		June 30	June 30
	2010	2009	2010	2009
	$	$	$	$
Interest expense on credit facility	214	186	214	490
Credit facility fees	1,147	299	1,472	448
Other	26	21	26	44
Total interest expense	1,387	506	1,712	982
Interest income on cash and cash equivalents	(43)	(254)	(105)	(374)
Other interest income	-	(70)	(15)	(70)
Total interest income	(43)	(324)	(120)	(444)
Net interest expense	1,344	182	1,592	538

11.	DERIVATIVE Loss (GAIN)

		Second quarter ended		Six months ended
			June 30		June 30
	Note	2010	2009	2010	2009
Unrealized change in fair value of:		$	$	$	$
Derivative gold options and forward instruments	6	7,419	149	7,419	628
Derivative foreign exchange instruments	6	1,512	(2,587)	1,930	(770)
Derivative heating oil options and swap contracts	6	1,176	(293)	1,501	565
Derivative aluminum option instruments	6	109	-	186	-
Other (warrants held as investments and embedded derivatives)		736	(3,232)	(265)	(3,211)
Unrealized derivative loss (gain)		10,952	(5,963)	10,771	(2,788)
Realized loss (gain) on:
Derivative heating oil option contracts	6	(38)	-	(18)	-
Derivative aluminum option instruments	6	(36)	-	(79)	-
Derivative foreign exchange instruments	6	2,396	(2,070)	2,396	(2,070)
Realized derivative loss (gain)		2,322	(2,070)	2,299	(2,070)
Derivative loss (gain)		13,274	(8,033)	13,070	(4,858)

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

12.	COMMITMENT AND CONTINGENCIES

(a)	Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition. No amounts have been accrued in the financial statements.

(b)	Camp Caiman Project

During the first quarter of 2008, the French government indicated that it would not be allowing the Camp Caiman project to proceed and the Company instituted court proceedings in the second half of 2009 at the Administrative Tribunal in French Guiana which contest the legality of the French government’s decision and seek compensation in the amount of €275,000,000. On May 27, 2010, the Administrative Tribunal cancelled the government’s decision to deny authorization for mining works to begin at the Camp Caiman project and ordered it to rule on the Company’s application for such authorization within the coming months.

(c)	Quimsacocha Project in Ecuador

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining laws, which were passed in February 2009, were completed and approved by President Correa. The issuance of these regulations was a necessary step in the process that will allow the Minister of Non Renewable Natural Resources to authorize the resumption of activity at the project site. The other step required is the issuance of water permits for the project area. In July 2010, the Company was successful in obtaining a water permit that allows the use of reservoir water for exploration and feasibility work. Efforts continue to obtain two additional water permits relating to the use of stream water for drilling and production.

Assessment of the project’s financial viability continues as the Company works to obtain the remaining water permits and clarify key fiscal and other applicable dimensions. The carrying value of the Quimsacocha project included in exploration and development capitalized assets was $25,326,000 at June 30, 2010.

(d)	La Arena Project

In June 2009, an option and earn-in agreement with Rio Alto Mining Limited (“Rio Alto”) was entered into for the sale of the La Arena project in Peru. Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47,550,000. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30,000,000 in expenditures on the La Arena project. In 2009, Rio Alto was appointed the manager of La Arena S.A. and the La Arena project. Expenditures totaling $5,622,000 during the second quarter of 2010 ($6,994,000 during the first half of 2010 or $10,678,000 since the appointment of Rio Alto in 2009) were incurred on the project under the earn-in agreement. The amount is equivalent to 18.3% of the outstanding shares of La Arena S.A.

Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months if Rio Alto spends at least $10,000,000 over the initial two years of the option term. An additional consideration of $2,500,000 for the first extension and up to $5,000,000 for the final extension are payable upon extending the option term.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

13.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:

•	Rosebel mine (95%)

•	Canada:

•	Doyon division including the Doyon mine closed in December 2009, the Mouska mine and the Westwood project

•	Botswana:

•	Mupane mine

•	Mali:

•	Joint venture in the Sadiola mine; on December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%

•	Joint venture in the Yatela mine (40%)

•	Ghana:

•	Working interests in the Tarkwa mine (18.9%)

•	Working interests in the Damang mine (18.9%)

The Company’s segments also include non-gold activities for the Niobec mine located in Canada, Exploration and development, and Corporate which also includes royalty interests located in Canada.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

Second quarter ended June 30, 2010

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	105,225	699	15,892	51,787	-	173,603
Depreciation, depletion and amortization	11,957	10	3,733	4,846	-	20,546
Earnings from working interests	-	-	-	-	13,203	13,203
Exploration and development expenses	-	1,116	94	279	-	1,489
Net interest expense (income)	-	278	-	-	-	278
Other expense (income)	-	(588)	-	-	-	(588)
Income and mining taxes (recovery)	15,341	(965)	-	11,845	-	26,221
Net earnings (loss)	27,329	(1,773)	(6,713)	7,047	13,203	39,093
Expenditures for mining assets and capitalized exploration and development	18,943	23,993	1,049	3,190	-	47,175
Increase (decrease) to goodwill	-	(4,113)	-	-	-	(4,113)

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	173,603	38,919	-	1,472	213,994
Depreciation, depletion and amortization	20,546	5,087	80	2,444	28,157
Earnings from working interests	13,203	-	-	-	13,203
Exploration and development expenses	1,489	-	9,996	-	11,485
Net interest expense (income)	278	14	(4)	1,056	1,344
Other expense (income)	(588)	-	(1,271)	(870)	(2,729)
Income and mining taxes (recovery)	26,221	9,757	244	(15,921)	20,301
Net earnings (loss)	39,093	5,717	(9,033)	(64)	35,713
Expenditures for mining assets and capitalized exploration and development	47,175	24,429	65,687	-	137,291
Increase (decrease) to goodwill	(4,113)	-	(1,529)	-	(5,642)

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

Second quarter ended June 30, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	95,076	24,021	12,919	57,201	-	189,217
Depreciation, depletion and amortization	12,787	6,341	3,314	7,405	-	29,847
Earnings from working interests	-	-	-	-	8,924	8,924
Exploration and development expenses	201	859	23	1,103	-	2,186
Net interest expense (income)	-	99	-	-	-	99
Other expense (income)	(147)	(134)	-	-	-	(281)
Income and mining taxes (recovery)	14,454	2,990	-	9,653	-	27,097
Net earnings (loss)	26,135	50	(3,254)	14,326	8,924	46,181
Expenditures for mining assets and capitalized exploration and development	25,738	19,966	450	638	-	46,792
Increase (decrease) to goodwill	-	6,737	-	-	-	6,737

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	189,217	34,983	-	1,043	225,243
Depreciation, depletion and amortization	29,847	5,697	82	3,371	38,997
Earnings from working interests	8,924	-	-	-	8,924
Exploration and development expenses	2,186	-	8,479	-	10,665
Impairment charge	-	-	9,255	-	9,255
Net interest expense (income)	99	18	(6)	71	182
Other expense (income)	(281)	-	576	104	399
Income and mining taxes (recovery)	27,097	(2,537)	(561)	10,048	34,047
Net earnings (loss)	46,181	15,001	(6,501)	(10,558)	44,123
Expenditures for mining assets and capitalized exploration and development	46,792	5,726	91,612	-	144,130
Increase (decrease) to goodwill	6,737	-	-	(803)	5,934

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

Six months ended June 30, 2010

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	218,546	7,414	32,593	113,377	-	371,930
Depreciation, depletion and amortization	24,469	20	7,320	14,493	-	46,302
Earnings from working interests	-	-	-	-	23,616	23,616
Exploration and development expenses	145	2,049	199	1,275	-	3,668
Net interest expense (income)	-	315	-	-	-	315
Other expense (income)	-	(588)	-	-	-	(588)
Income and mining taxes (recovery)	32,262	(965)	-	21,280	-	52,577
Net earnings (loss)	59,442	(2,158)	(5,828)	20,848	23,616	95,920
Expenditures for mining assets and capitalized exploration and development	27,376	48,826	1,265	5,132	-	82,599
Increase (decrease) to goodwill	-	(1,265)	-	-	-	(1,265)
At June 30, 2010:
Working interests, royalty interests, mining assets, exploration and development, and other intangible assets	429,586	325,702	23,360	24,014	166,414	969,076
Total assets	664,587	454,349	47,130	152,957	225,573	1,544,596

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	371,930	79,117	-	3,003	454,050
Depreciation, depletion and amortization	46,302	9,748	151	4,892	61,093
Earnings from working interests	23,616	-	-	-	23,616
Exploration and development expenses	3,668	-	16,222	-	19,890
Net interest expense (income)	315	14	(8)	1,271	1,592
Other expense (income)	(588)	-	(1,271)	(8,342)	(10,201)
Income and mining taxes (recovery)	52,577	9,757	(605)	(12,312)	49,417
Net earnings (loss)	95,920	21,819	(10,862)	(12,320)	94,557
Expenditures for mining assets and capitalized exploration and development	82,599	40,739	127,554	-	250,892
Increase (decrease) to goodwill	(1,265)	-	(2,004)	-	(3,269)
At June 30, 2010:
Working interests, royalty interests, mining assets, exploration and development, and other intangible assets	969,076	377,223	775,419	100,839	2,222,557
Total assets	1,544,596	412,261	1,072,948	37,622	3,067,427

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010

Six months ended June 30, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	162,557	57,049	25,414	99,675	-	344,695
Depreciation, depletion and amortization	22,488	12,132	6,622	12,108	-	53,350
Earnings from working interests	-	-	-	-	15,356	15,356
Exploration and development expenses	302	2,116	23	1,149	-	3,590
Net interest expense (income)	-	99	-	-	-	99
Other expense (income)	-	(227)	-	-	-	(227)
Income and mining taxes (recovery)	24,320	3,756	-	14,840	-	42,916
Net earnings (loss)	44,174	7,179	(4,004)	26,926	15,356	89,631
Expenditures for mining assets and capitalized exploration and development	40,520	33,863	743	931	-	76,057
Increase (decrease) to goodwill	-	3,904	-	-	-	3,904

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	344,695	66,819	-	2,345	413,859
Depreciation, depletion and amortization	53,350	10,600	166	6,938	71,054
Earnings from working interests	15,356	-	(491)	-	14,865
Exploration and development expenses	3,590	-	13,662	-	17,252
Impairment charge	-	-	9,255	-	9,255
Net interest expense (income)	99	41	(18)	416	538
Other expense (income)	(227)	-	2,850	101	2,724
Income and mining taxes (recovery)	42,916	(1,934)	(1,353)	18,754	58,383
Net earnings (loss)	89,631	28,848	(13,293)	(8,560)	96,626
Expenditures for mining assets and capitalized exploration and development	76,057	10,010	117,788	-	203,855
Increase (decrease) to goodwill	3,904	-	-	(656)	3,248

At December 31, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Working interests, royalty interests, mining assets, exploration and development, and other intangible assets	426,812	282,532	29,445	27,252	173,279	939,320
Total assets	661,769	404,640	54,866	182,901	232,438	1,536,614

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Working interests, royalty interests, mining assets, exploration and development, and other intangible assets	939,320	351,485	653,711	105,250	2,049,766
Total assets	1,536,614	394,422	939,421	126,332	2,996,789

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2010